

April 19, 2011

Terry Considine
Chief Executive Officer
Apartment Investment & Management Co.
4582 South Ulster Street Parkway
Denver, CO 80237

> **Re:** **Apartment Investment & Management Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **File No. 001-13232**
>
> **AIMCO Properties LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **File No. 000-24497**

Dear Mr. Considine:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

p.p. Cicely LaMothe
Senior Assistant Chief Accountant